EXHIBIT 99.1

Liminal BioSciences Reports Second Quarter Financial Results 2023

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Provided R&D update on GPCR-targeted pipeline, including nomination of lead candidate for OXER1 antagonist program
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Closed June 30, 2023 with over CAD 19 million cash on hand, expecting to provide cash runway into December 2023
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Net loss from continuing operations of CAD 9 million during the quarter ended June, 2023 compared to CAD 6.4 million during the second quarter of 2022
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Entry into Arrangement Agreement with Structured Alpha LP potentially providing minority shareholders US$8.50 in cash per Common Share

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – August 8, 2023 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for metabolic, inflammatory, and fibrotic diseases, today reported its financial results for the second quarter ended June 30, 2023.

“I am very pleased with the progress we have made in the past quarter, marking a significant leap forward in our mission to develop novel treatments for metabolic, fibrotic and inflammatory conditions,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “Our dedication to innovation and scientific excellence has led to several key milestones, bringing us closer to clinical studies in which we aim to seek early biological validation of our assets.”

Recent R&D milestones

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LMNL6326 was nominated as the lead preclinical candidate for our OXER1 antagonist development program, targeting the treatment of eosinophil-driven diseases.
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Advancement of clinical trial application (CTA) enabling preclinical studies of LMNL6511 to support CTA filing for Phase 1 clinical trial in H2 2023.
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Insights gained from In Vivo preclinical studies of LMNL6511 to further refine potential indications' spectrum.
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GPR40 agonist development program on track and the Company aims to identify potent, low molecular weight GPR40 agonists without significant PPARy activity in 2023.

Upcoming R&D Milestones

GPR84 antagonist program

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On-going In-vivo experiments expected to narrow down selection of a lead clinical indication in 2023.
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Ongoing Clinical Trial Application (CTA)-enabling studies for first-in-human clinical trial in 2023.
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Expect to file CTA for first in-human Phase 1 clinical trial and to commence clinical trial in H2 2023.

OXER1 antagonist program

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Aim to file CTA/Investigational New Drug (IND) for LMNL6326 first-in-human clinical trial in 2024.

GPR40 antagonist program

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Aim to identify potent, low molecular weight GPR40 agonists without significant PPARγ activity in 2023.

Arrangement with SALP

On July 11, 2023, we entered into a definitive arrangement agreement (the "Arrangement Agreement") with Structured Alpha LP ("SALP") under which SALP will acquire all of the issued and outstanding common shares of Liminal BioSciences (the "Common Shares") that it does not already own, subject to customary closing conditions. The transaction will be implemented by way of plan of arrangement under the Canada Business Corporations Act. Under the terms of the Arrangement Agreement, Liminal BioSciences shareholders (other than SALP and its affiliates or associates) will receive US$8.50 in cash per Common Share. Liminal BioSciences intends to mail a management information circular to its shareholders in the coming weeks for the special meeting of shareholders anticipated to be held virtually on September 15, 2023 to approve the proposed transaction. The transaction is expected to close no later than

September 30, 2023, subject to satisfaction of customary closing conditions. The transaction is not subject to any financing condition.

Second Quarter Ended June 30th 2023 Financial Results

All figures presented in this section are in Canadian dollars.

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Cash and cash equivalents were $19.3 million at June 30, 2023 while our working capital, i.e., the current assets net of current liabilities, was $16.4 million.
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Research and development expenses were $4.3 million during the second quarter of 2023 compared to $3.9 million for the second quarter of 2022. The increase of $0.4 million in R&D expenses during the quarter ended June 30, 2023 compared to the corresponding period in 2022 was mainly attributable to an increase of $0.7 million in preclinical studies expense associated with the advancement of our GPR84 and OXER1 antagonist programs. This increase was partially offset by a $0.3 million decrease in personnel costs due to reductions in our workforce.
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Administration expenses were $4.8 million for the second quarter of 2023 compared to $4.5 million for the second quarter of 2022. The decrease of $0.3 million in administration expenses during the quarter ended June 30, 2023 compared to the corresponding period in 2022 was mainly attributable to an increase of $0.9 million in professional fees incurred in connection with the non-binding proposal received from SALP, which was partially offset by a $0.6 million decrease in reduced directors’ and officers’ insurance premiums.
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Net loss from continuing operations, net of taxes was $9.0 million for the second quarter of 2023 compared to $6.3 million for the second quarter of 2022. This decrease of $2.6 million was mainly driven by the decrease in foreign exchange gains of $1.7 million, a decrease in the gains from the change in fair value of the warrant liability that is measured at FVPL of $1.3 million, an increase in administration expenses of $0.3 million reflecting the increase in professional fees and an increase in R&D expenses of $0.4 million as a result of an increase in preclinical studies expense associated with the advancement of our GPR84 and OXER1 antagonist programs. These increases in expenses were partially offset by a $1.0 million decrease in finance costs.
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Total loss from discontinued operations Total loss from discontinued operations was $0.2 million during the quarter ended June 30, 2023 compared to a total income from discontinued operations of $0.1 million during the corresponding period in

2022. This variation was mainly attributable to to changes in the underlying assumptions used to value the provision pertaining to the CDMO.
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Net Loss was $9.1 million for the second quarter of 2023 compared to $6.2 million for the second quarter of 2022. This increase in the net loss was mainly driven by the decrease in foreign exchange gains of $1.7 million, a decrease in the gains from the change in fair value of the warrant liability that is measured at FVPL of $1.3 million, an increase in administration expenses of $0.3 million reflecting the increase in professional fees and an increase in R&D expenses of $0.4 million as a result of an increase in preclinical studies expense associated with the advancement of our GPR84 and OXER1 antagonist programs. These increases in expenses were partially offset by a $1.0 million decrease in finance costs.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptor pathways (GPCRs). The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of GPCR biology. The Company’s pipeline is currently made up of three programs. LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. LMNL6326 has been nominated as the preclinical candidate for its OXER1 antagonist program, and the Company is also developing GPR40 agonists. Both the OXER1 antagonist program and GPR40 agonist program are currently in the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties.

Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ candidates or development programs, including the timing and outcome of the potential development of the Company’s R&D programs such as the development of LMNL6511, LMNL6326 and our GPR40 agonist discovery program; the timing of initiation or nature of preclinical and clinical trials, including the expected commencement of a Phase 1 clinical trial of LMNL6511 in the second half of 2023; the contemplated potential therapeutic areas, including Eosinophilic mediated diseases and T2D; the potential for our development programs to address significant unmet medical needs; our ability to add new development opportunities to our pipeline; our ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on the Nasdaq Capital Market; the ability to complete and the timing of completion of the transactions contemplated by the arrangement agreement between Liminal BioSciences and SALP, including the parties' ability to satisfy the conditions to the consummation of the transaction and the possibility of any termination of the agreement; our expected cash runway and our ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of current global economic conditions and other geopolitical tensions on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization opportunities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; our ability to comply with Nasdaq listing rules and remain listed on the Nasdaq Capital Market and general changes in economic conditions, including as a result of increased inflation, bank failures and rising interest rates. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal Biosciences’ may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Nicole Rusaw

Chief Financial Officer

n.rusaw@liminalbiosciences.com